UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

KBR, Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-4536774
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

601 Jefferson Street
Suite 3400
Houston, Texas	77020
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.            ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.             ☐

Securities Act registration statement file number to which this form relates: 333-133302

Securities to be registered pursuant to Section 12(g) of the Act:

None

(title of class)

ITEM 1. Description of Registrant’s Securities to be Registered.

The class of securities to be registered hereby is the common stock, par value $0.001 per share, of KBR, Inc., a Delaware corporation. References in this registration statement to the terms “KBR,” “we,” “us” or other similar terms mean KBR, Inc. The following descriptions are summaries of material terms of our common stock, preferred stock, amended and restated certificate of incorporation and amended and restated bylaws, forms of which have been filed as exhibits to our registration statement on Form S-1, as amended (Registration No. 333-133302).

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

Under the terms of the master separation agreement (the “Master Separation Agreement”) to be entered into between us and Halliburton Company (“Halliburton”) in connection with our initial public offering, we will agree that, until the earlier to occur of a distribution by Halliburton to its stockholders of its stock in us or the date that Halliburton ceases to control us for U.S. tax purposes, we will not, without Halliburton’s prior written consent, issue any stock, or any securities, options, warrants or rights convertible into or exercisable or exchangeable for our stock, if such issuance would cause Halliburton to fail to control us within the meaning of Section 368(c) of the Internal Revenue Code, cause Halliburton to fail to satisfy the stock ownership requirements of Section 1504(a)(2) of the Internal Revenue Code with respect to us, or cause a change of control under the provisions of Section 355(e) of the Internal Revenue Code. Under the terms of the Master Separation Agreement, we will also agree that, until the earliest to occur of a distribution by Halliburton to its stockholders of its stock in us or the date that Halliburton ceases to control us for U.S. tax purposes, we will refrain from issuing any of our stock (or any securities, options, warrants or rights convertible into or exercisable or exchangeable for our stock) in settlement of any award pursuant to any stock option or other executive or employee benefit or compensation plan maintained by us, including without limitation any restricted stock unit, phantom stock, option or stock appreciation right. The form of Master Separation Agreement to be entered into between us and Halliburton has been filed as an exhibit to our registration statement on Form S-1, as amended (Registration No. 333-133302).

Common Stock

Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. Subject to preferences that may be applicable to any future outstanding preferred stock, the holders of common stock are entitled to dividends when, as, and if declared by our board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of then outstanding common stock will be entitled to a pro rata share in any distribution to stockholders, but only after satisfaction of all of our liabilities and of the prior rights of any then outstanding series of our preferred stock. Our common stock has no preemptive or conversion rights or other subscription rights. However, under the terms of the Master Separation Agreement, we will grant to Halliburton a continuing subscription right to purchase from us, at the times set forth in the Master Separation Agreement:

•	such number of shares of our voting stock as is necessary to allow Halliburton to maintain its then-current voting percentage; and

•	such number of shares of our non-voting stock as is necessary to allow Halliburton to maintain its then-current ownership percentage (or 80% of the shares of each new class of non-voting stock that we may issue in the future).

This subscription right terminates, with respect to our voting stock, if Halliburton owns less than 80% of our outstanding voting stock at any time and, with respect to our non-voting stock, if Halliburton owns less than 80% of our non-voting stock at any time. The subscription right does not apply with respect to, among other things, certain issuances of shares by us pursuant to any stock option or other employee benefit plan to the extent the issuance would not result in Halliburton’s loss of control over us within the meaning of Section 368(c) of the Internal Revenue Code, Halliburton’s failure to satisfy stock ownership requirements of Section 1504(a)(2) of the Internal Revenue Code with respect to us, or a change of control under the provisions of Section 355(e) of the Internal Revenue Code. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

General

Our board of directors has the authority, without stockholder approval, to issue shares of our preferred stock from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including any of the following:

•	dividend rates;

•	whether dividends will be cumulative or non-cumulative;

•	redemption rights;

•	liquidation rights;

•	sinking fund provisions;

•	conversion or exchange rights;

•	voting rights; and

•	any other designations, powers, preferences or rights of any such series of preferred stock.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other transactions, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of us. For example, if, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. The subscription right to be granted to Halliburton under the Master Separation Agreement would include the right to purchase shares of such preferred stock.

Charter and Bylaw Provisions

Election and Removal of Directors

Our board of directors will be comprised of between one and fifteen directors. The number of directors will be fixed from time to time by resolution of the board. Until such time as Halliburton ceases to beneficially own, directly or indirectly, stock representing at least a majority of our outstanding voting stock (the “Trigger Date”), all our directors will stand for election annually. Beginning at the time Halliburton ceases to beneficially own, directly or indirectly, a majority of our outstanding voting stock, our directors will be divided into three classes serving staggered three-year terms. The initial determination of the directors who will comprise each of the three classes of directors will be made by our board of directors, as provided in our certificate of incorporation. Thereafter, at each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired.

Electing and removing directors on a staggered basis may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, effective upon the Trigger Date, no director may be removed except for cause, and directors may be removed for cause only by an affirmative vote of shares representing a majority of the votes then entitled to be cast by the holders of our voting stock voting together as a single class.

Any vacancy occurring on the board of directors and any newly created directorship may only be filled by the affirmative vote of a majority of the remaining directors in office.

Stockholder Meetings

Our certificate of incorporation and bylaws provide that after the Trigger Date, special meetings of our stockholders may be called only by the chairman of our board of directors, our president and chief executive officer or a majority of our directors. In addition, until the Trigger Date, stockholders representing in the aggregate at least a majority of the voting power of our then outstanding shares of capital stock have the right to call a special meeting. Our certificate of incorporation and our bylaws specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent

Prior to the Trigger Date, stockholders will be entitled to act by written consent without a meeting or notice and, therefore, Halliburton will be able to take action requiring approval of our stockholders by written consent and without the affirmative vote of our other stockholders. Effective upon the Trigger Date, stockholders will not be able to act by written consent without a meeting.

Amendment of Our Certificate of Incorporation

The affirmative vote of holders of at least a majority of our outstanding voting stock is required to amend provisions of our certificate of incorporation.

Amendment of Our Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose; or

•	the affirmative vote of at least a majority of our outstanding voting stock present in person or by proxy and entitled to vote thereon.

Other Limitations on Stockholder Actions

Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership;

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons; and

•	the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 90 nor more than 120 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting has changed by more than 30 days before or more than 70 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not earlier than the close of business on the 120th day prior to the annual meeting and not later than the 90th day prior to such annual meeting or the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not earlier than 120 days prior to the date of the special meeting and not later than the close of business on the 90th day prior to the date of the special meeting or the 10th day following the day on which a notice of the date of the special meeting was publicly announced.

These notice requirements shall be deemed to be satisfied if the stockholder has notified us of the stockholder’s intention to present a proposal at any annual meeting in compliance with applicable rules promulgated under the Exchange Act and the stockholder proposal has been included in our proxy statement.

For purposes of the first annual meeting of stockholders following our initial public offering, the first anniversary date of the preceding year’s annual meeting shall be deemed to be May 1, 2007.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation on Liability of Directors

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duties as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law provides that liability may not be so limited for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses of the indemnified person, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

In addition to these provisions in our certificate of incorporation and bylaws and under Delaware law, our directors and officers are covered by directors and officers insurance.

Anti-Takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws described above under “—Election and Removal of Directors,” “—Stockholder Meetings,” “—Stockholder Action by Written Consent,” and “—Other Limitations on Stockholder Actions” could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. However, it is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Halliburton’s Corporate Governance Rights Under the Master Separation Agreement

The Master Separation Agreement contains several provisions regarding our corporate governance that apply for so long as Halliburton owns specified percentages of our common stock. Under the terms of the Master Separation Agreement, we will agree that, so long as Halliburton owns a majority of our voting stock, Halliburton will have the right to:

•	designate for nomination by our board of directors, or a nominating committee of the board, a majority of the members of the board, including our chairman; and

•	designate for appointment by the board of directors at least a majority of the members of any committee of our board of directors (other than the audit committee or a special committee of independent directors).

If Halliburton’s beneficial ownership of our common stock is reduced to a level of at least 15% but less than a majority of our outstanding voting stock, Halliburton will have the right to:

•	designate for nomination a number of directors proportionate to its voting power; and

•	designate for appointment by the board of directors at least one member of any committee of our board of directors, to the extent permitted by law or stock exchange requirements (other than the audit committee or a special committee of independent directors).

Under the terms of the Master Separation Agreement, we will also agree to use our reasonable best efforts to cause Halliburton’s nominees to be elected.

Pursuant to the terms of the Master Separation Agreement, for so long as Halliburton beneficially owns a majority of our outstanding voting stock, our board of directors will have an executive committee consisting solely of Halliburton designees. If Halliburton’s beneficial ownership is reduced to less than a majority but at least 15% of our outstanding voting stock, Halliburton will be entitled to designate at least one Halliburton designee to the executive committee. The executive committee will exercise the authority of the board of directors when the full board of directors is not in session in reviewing and approving the analysis, preparation and submission of significant project bids; managing the review, negotiation and implementation of significant project contracts; and reviewing our business and affairs. In addition, as long as Halliburton beneficially owns a majority of our outstanding voting stock, Halliburton’s board of directors will review and approve all of our projects that have an estimated value in excess of $250 million.

Under the terms of the Master Separation Agreement, we will also agree that for so long as Halliburton owns 15% or more of our outstanding voting stock, we will not make discretionary changes to our accounting principles and practices, and we will not select a different accounting firm than Halliburton’s, which is currently KPMG LLP, to serve as our independent registered public accountants.

Halliburton may transfer all or any portion of its contractual corporate governance rights described above to a transferee from Halliburton which holds at least 15% of our outstanding voting stock.

Transactions and Corporate Opportunities

Our certificate of incorporation includes provisions that regulate and define the conduct of specified aspects of the business and affairs of our company. These provisions serve to determine and delineate the respective rights and duties of our company and some of our directors and officers, and the rights of Halliburton, in anticipation of the following:

•	directors, officers and/or employees of Halliburton serving as our directors and/or officers;

•	Halliburton engaging in lines of business that are the same as, or similar to, our lines of business;

•	Halliburton having an interest in the same, similar or related areas of corporate opportunity as we have; and

•	we and Halliburton engaging in material business transactions, including transactions pursuant to the various agreements related to our separation from Halliburton.

We may enter into agreements with Halliburton to engage in any transaction. We may also enter into agreements with Halliburton to compete or not to compete with each other, including agreements to allocate, or to cause our and its respective directors, officers and employees to allocate, opportunities between Halliburton and us. Our certificate of incorporation provides that no such agreement will be considered contrary to any fiduciary duty of Halliburton, as a controlling or significant stockholder of our company, or of a director, officer or employee of our company or Halliburton, if any of the following conditions are satisfied:

•	the agreement was entered into before we ceased to be a wholly owned subsidiary of Halliburton and continued in effect after this time,

•	the agreement or transaction was approved, after being made aware of the material facts as to the agreement or transaction, by:

•	our board, by affirmative vote of a majority of directors who are not interested persons,

•	a committee of our board consisting of members who are not interested persons, by affirmative vote of a majority of those members, or

•	one or more of our officers or employees who is not an interested person and who was authorized by our board or a board committee as specified above or, in the case of an employee, to whom authority has been delegated by an officer to whom the authority to approve such an action has been so delegated,

•	the agreement or transaction was fair to us as of the time it was entered into, or

•	the agreement or transaction was approved by the affirmative vote of a majority of the shares of capital stock entitled to vote and which do vote on the agreement or transaction, excluding Halliburton and any interested person in respect of such agreement or transaction.

Under our certificate of incorporation, neither Halliburton nor any of our directors, officers or employees who are also directors, officers or employees of Halliburton are under any fiduciary duty to us to refrain from acting on our behalf or on behalf of Halliburton in respect of any such agreement or transaction. These provisions are generally subject to the corporate opportunity obligations described below with which Halliburton and our officers and directors who are also Halliburton’s directors, officers or employees must comply.

Section 122(17) of the Delaware General Corporation Law provides that a Delaware corporation has the power to renounce, in its certificate of incorporation or by action if its board of directors, any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or to its officers, directors or stockholders. Our certificate of incorporation provides that, to the fullest extent permitted by applicable law, we will not have any right, interest or expectancy with respect to any particular investment or activity that, in each case, is not a “restricted opportunity,” that is undertaken by Halliburton, or any affiliated company or successor of Halliburton, or any director, officer, or employee of such persons. Similarly, our certificate of incorporation provides that, to the fullest extent permitted by applicable law, Halliburton, or any affiliated company or successor of Halliburton, or any director, officer or employee of such persons shall have no obligation to refrain from competing against us except for “restricted opportunities.” “Restricted opportunity” is defined in our certificate of incorporation to mean a transaction, matter or opportunity offered to a director, officer or employee of Halliburton in writing solely and expressly by virtue of such person being our director, officer or employee. Halliburton will agree in the Master Separation Agreement to renounce, to the fullest extent permitted by applicable law, any and all rights it may have with respect to each investment, commercial activity or other opportunity that is a “restricted opportunity” until Halliburton first ceases to beneficially own at least 20% or more of our outstanding voting stock.

The provisions of our certificate of incorporation summarized above in “—Transactions and Corporate Opportunities” will have no further effect when Halliburton first ceases to beneficially own 20% or more of our outstanding voting stock. However, provisions with respect to (i) any contract, agreement, arrangement or transaction (or the amendment, modification or termination thereof) between us and Halliburton that was entered into before such time or any transaction entered into in the performance of any such contract, agreement, arrangement or transaction (or the amendment, modification or termination thereof), whether entered into before or after such time or (ii) any transaction entered into between us and Halliburton or the allocation of any opportunity between us and Halliburton before such time, will continue to be effective.

By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of our certificate of incorporation.

Delaware Business Combination Statute

Effective immediately after such time that no person or group is the beneficial owner of a majority of our outstanding voting stock, we will become subject to Section 203 of the Delaware General Corporation Law.

Section 203 provides that, subject to specified exceptions, an interested stockholder of a Delaware corporation is not permitted to engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that stockholder became an interested stockholder, unless one of the following conditions is met:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, “interested stockholder” means:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

If we ever become subject to Section 203, it may be more difficult for a person who is an interested stockholder to effect various business combinations with us for the applicable three-year period. Section 203, if it becomes applicable, also may have the effect of preventing changes in our management. It is possible that Section 203, if it becomes applicable, could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests. The provisions of Section 203, if it becomes applicable, may cause persons interested in acquiring us to negotiate in advance with our board of directors. Because we are not currently subject to Section 203, Halliburton, as a significant stockholder, may find it easier to sell its interest to a third party because Section 203 would not apply to the third party.

Listing of Common Stock

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “KBR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

ITEM 2. Exhibits.

No exhibits are filed as part of this registration statement on Form 8-A.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KBR, INC.

Date: November 9, 2006	By:	/s/ Michael A. Weberpal
Name: Michael A. Weberpal Title: Vice President and Assistant Secretary